SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 24)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,874,473
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 11,874,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,874,473 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This amount does not reflect any Class A Voting Shares held by Discovery Lightning Investments Ltd. (“Discovery”), Liberty Global Incorporated Limited (“Liberty”), John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,874,473
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 11,874,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,874,473 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,885,422
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 15,885,422
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,885,422 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,885,422
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 15,885,422
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,885,422 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,924,902
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 15,924,902
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,924,902 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN;HC

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

Page 7 of 15 Pages

Page 8 of 15 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 24, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”), on November 13, 2015 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20”), on February 5, 2016 by Amendment No. 21 to the Original Schedule 13D (“Amendment No. 21”), on July 1, 2016 by Amendment No. 22 to the Original Schedule 13D (“Amendment No. 22”) and on December 9, 2016 by Amendment No. 23 to the Original Schedule 13D (“Amendment No. 23” and together with Amendment No. 1 through Amendment No. 22 and the Original Schedule 13D, the “Schedule 13D”) and relates to Class A Voting Shares, no par value per share (the “Class A Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 23.

Item 3.	Source and Amount of Funds & Other Consideration

Item 3 is hereby amended by adding the following paragraph:

On December 19 through December 21, 2018, (i) Master Account acquired an aggregate of 679,392 of Class A Voting Shares in open market purchases for aggregate consideration (excluding commissions) of approximately $9,670,368.92 and (ii) Capital Partners (100) acquired an aggregate of 100,508 of Class A Voting Shares in open market purchases for aggregate consideration (excluding commissions) of approximately $1,430,616.44.

Page 9 of 15 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The percentages set forth in this Statement are based on 82,506,005 Class A Voting Shares outstanding as of December 20, 2018, as reported by the Issuer to the Reporting Persons.

All references to percentage beneficial ownership in Item 1 and this Item 5 are calculated by reference only to the Class A Voting Shares and without reference to the Class B Non-Voting Shares. Reference to the Class B Non-Voting Shares in the footnotes to this Item 5(a) are made supplementally and for informational purposes only.

(a) (i) Master Account may be deemed to be the beneficial owner of 1,377,7751 Class A Voting Shares (approximately 1.7% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,377,775 Class A Voting Shares held for its own account.

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 193,8162 Class A Voting Shares (approximately 0.2% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 193,816 Class A Voting Shares held for its own account.

(iii) Advisors may be deemed to be the beneficial owner of 1,571,5913 Class A Voting Shares (approximately 1.9% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,377,775 held for the account of Master Account and (B) 193,816 held for the account of Capital Partners (100).

(iv) Institutional Partners II may be deemed to be the beneficial owner of 693,1374 Class A Voting Shares (approximately 0.8% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 693,137 Class A Voting Shares held for its own account.

[1]	In addition, Master Account may be deemed the beneficial owner of 698,383 Class B Non-Voting Shares held for its own account.
[2]	In addition, Capital Partners (100) may be deemed the beneficial owner of 93,308 Class B Non-Voting Shares held for its own account.
[3]	In addition, Advisors may be deemed the beneficial owner of 791,691 Class B Non-Voting Shares held for the accounts of Master Account and Capital Partners (100).
[4]	In addition, Institutional Partners II may be deemed the beneficial owner of 693,137 Class B Non-Voting Shares held for its own account.

Page 10 of 15 Pages

(v) Institutional Partners IIA may be deemed to be the beneficial owner of 1,746,2215 Class A Voting Shares (approximately 2.1% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,746,221 Class A Voting Shares held for its own account.

(vi) Institutional Advisors II may be deemed to be the beneficial owner of 2,439,3586 Class A Voting Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 693,137 Class A Voting Shares held for the account of Institutional Partners II and (B) 1,746,221 Class A Voting Shares held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed to be the beneficial owner of 11,874,4737 Class A Voting Shares (approximately 14.4% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 11,874,473 Class A Voting Shares held for its own account.

(viii) Institutional Advisors III may be deemed to be the beneficial owner of 11,874,4738 Class A Voting Shares (approximately 14.4% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 11,874,473 Class A Voting Shares held for the account of Institutional Partners III.

(ix) MHRC may be deemed the beneficial owner of 1,571,5919 Class A Voting Shares (approximately 1.9% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(x) MHRC II may be deemed the beneficial owner of 2,439,35810 Class A Voting Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

[5]	In addition, Institutional Partners IIA may be deemed the beneficial owner of 1,746,221 Class B Non-Voting Shares held for its own account.
[6]	In addition, Institutional Advisors II may be deemed the beneficial owner of 2,439,358 Class B Non-Voting Shares held for the accounts of Institutional Partners II and Institutional Partners IIA.
[7]	In addition, Institutional Partners III may be deemed the beneficial owner of 11,874,473 Class B Non-Voting Shares held for its own account.
[8]	In addition, Institutional Advisors III may be deemed the beneficial owner of 11,874,473 Class B Non-Voting Shares held for the account of Institutional Partners III.
[9]	In addition, MHRC may be deemed the beneficial owner of 791,691 Class B Non-Voting Shares by virtue of MHRC’s position as the managing member of Advisors.
[10]	In addition, MHRC II may be deemed the beneficial owner of 2,439,358 Class B Non-Voting Shares by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

Page 11 of 15 Pages

(xi) Fund Management may be deemed to be the beneficial owner of 15,885,42211 Class A Voting Shares (approximately 19.3% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(xii) MHR Holdings may be deemed the beneficial owner of 15,885,42212 Class A Voting Shares (approximately 19.3% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xiii) Dr. Rachesky may be deemed to be the beneficial owner of 15,924,90213 Class A Voting Shares (approximately 19.3% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) all of the Class A Voting Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 407 restricted share units, payable upon vesting in an equal number of Class A Voting Shares, which are scheduled to vest on September 13, 2019, (C) 550 restricted share units, payable upon vesting in an equal number of Class A Voting Shares, which are scheduled to vest in two equal annual installments beginning on September 12, 2019, (D) 1,115 restricted share units, payable upon vesting in an equal number of Class A Voting Shares, which are scheduled to vest in three equal annual installments beginning on September 11, 2019 and (D) 37,408 Class A Voting Shares held directly.

(xiv) The amounts set forth above in clauses (i) through (xiii) of this Item 5 do not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

[11]

In addition, Fund Management may be deemed the beneficial owner of all of the Class B Non-Voting Shares otherwise described in the footnotes to this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

[12]

In addition, MHR Holdings may be deemed the beneficial owner of all of the Class B Non-Voting Shares otherwise described in the footnotes to this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

[13]

In addition, Dr. Rachesky may be deemed the beneficial owner of (A) all of the Class B Non-Voting Shares otherwise described in the footnotes to this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 407 restricted share units, payable upon vesting in an equal number of Class B Non-Voting Shares, which are scheduled to vest on September 13, 2019, (C) 574 restricted share units, payable upon vesting in an equal number of Class B Non-Voting Shares, which are scheduled to vest in two equal annual installments beginning on September 12, 2019, (D) 1,174 restricted share units, payable upon vesting in an equal number of Class B Non-Voting Shares, which are scheduled to vest in three equal annual installments beginning on September 11, 2019 and (D) 37,741 Class B Non-Voting Shares held directly.

Page 12 of 15 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,377,775 Class A Voting Shares which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 1,377,775 Class A Voting Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 193,816 Class A Voting Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 193,816 Class A Voting Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 693,137 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 693,137 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 1,746,221 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 1,746,221 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

Page 13 of 15 Pages

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(ix) MHRC may be deemed to have (x) the sole power to direct the disposition of the 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by MHRC as described above.

(x) MHRC II may be deemed to have (x) the sole power to direct the disposition of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by MHRC II as described above.

(xi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 15,885,422 Class A Voting Shares which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 15,885,422 Class A Voting Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 15,885,422 Class A Voting Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 15,885,422 Class A Voting Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xiii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 15,924,902 Class A Voting Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 15,924,902 Class A Voting Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

Page 14 of 15 Pages

(c) See Annex A.

(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable

Annex A

The following describes transactions in Class A Voting Shares that were effected during the past sixty days, or since the last filing of a Schedule 13D or amendment thereto, whichever is less, by the persons named in response to paragraph (a) of Item 5. On December 19, 2018, Master Account purchased 323,711 Class A Voting Shares and Capital Partners (100) purchased 47,889 Class A Voting Shares, in both cases in a single transaction, for $14.47 per share. In addition, on December 20, 2018 and December 21, 2018, the following transactions were effected:

Transaction Date	Person Named in Item 5(a)		Class A Voting Shares Acquired	Weighted Average Price ($) (1) (2)	Price Range ($)	Description of Transaction
December 20, 2018	Master Account		225,012	$13.9927	$13.7100 - 14.3200	Open Market Purchase
December 20, 2018	Capital Partners	(100)	33,288	$13.9927	$13.7100 - 14.3200	Open Market Purchase
December 21, 2018	Master Account		130,669	$14.0641	$13.9800 - 14.1000	Open Market Purchase
December 21, 2018	Capital Partners	(100)	19,331	$14.0641	$13.9800 - 14.1000	Open Market Purchase

(1)	Excluding commissions.
(2)

The Reporting Persons undertake to provide, upon request by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, full information regarding the number of shares of Class A Voting Shares purchased at each separate price.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 21, 2018

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney-in-Fact